[redacted]

14045039

SECU[...]SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 9/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterne Agee & Leach, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Shades Creek Parkway, Suite 700
(No. and Street)

Birmingham (City) AL (State) 35209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Wagstaff (205) 380-1716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, James S. Holbrook, Jr. and Damon B. Joyner, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterne Agee & Leach, Inc., as of September 30, 2013, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer except as disclosed in note 4 of the Company's consolidated financial statements as of September 30, 2013. In addition, we confirm that the annual financial statements and operations reports filed with the Securities and Exchange Commission have been made available to all members and allied members of Sterne, Agee & Leach, Inc. as required by NYSE Rule 418.15.

Signature

Chief Executive Officer
Title

Signature

Chief Financial Officer
Title

Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

X (a) Facing page

X (b) Statement of Financial Condition

(c) Statement of Operations

(d) Statement of Changes in Financial Condition

(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital

(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors

(g) Computation of Net Capital

(h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3

(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3

(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X (l) An Oath or Affirmation

(m) A copy of the SIPC Supplemental Report

(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Sterne, Agee & Leach, Inc.
(A Wholly-Owned Subsidiary of Sterne Agee Group, Inc.)

Statement of Financial Condition

September 30, 2013

Contents

Ernst & Young LLP
Five Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sterne, Agee & Leach, Inc.:

We have audited the accompanying statement of financial condition of Sterne, Agee & Leach, Inc. (the "Company") as of September 30, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at September 30, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

December 13, 2013

Sterne, Agee & Leach, Inc.
(A Wholly-Owned Subsidiary of Sterne Agee Group, Inc.)

Statement of Financial Condition

September 30, 2013

Assets		
Cash and cash equivalents	$	512,335
Cash on deposit with clearing organizations and for regulatory purposes		16,531,794
Receivables:		
Broker dealers and clearing organizations		282,445,972
Customers		238,153,336
Related parties		892,190
		521,491,498
Securities owned, at fair value:		
U.S. government obligations		73,751,270
State and municipal obligations		23,216,411
Corporate obligations		156,073,345
Corporate stocks and warrants		6,141,889
Other		266,580
		259,449,495
Furniture, equipment, and leasehold improvements (less accumulated depreciation and amortization of $10,919,281)		12,278,790
Goodwill and other intangible assets, net		3,127,788
Other assets		33,959,287
Total assets	$	847,350,987
Liabilities and stockholder's equity		
Bank loans	$	209,900,000
Payables:		
Broker dealers and clearing organizations		157,307,718
Customers		106,423,817
Related parties		716,459
		264,447,994
Securities sold, but not yet purchased, at fair value:		
U.S. government obligations		64,728,843
Corporate obligations		96,452,153
Corporate stocks		4,784,537
Other		86,072
		166,051,605
Accounts payable and other liabilities		66,036,678
Total liabilities		706,436,277
Commitments and contingencies *(Note 12)*		
Stockholder's equity:		
Common stock, $5 par value; 3,500 shares authorized, 500 shares issued and outstanding		2,500
Additional paid-in capital		88,791,279
Retained earnings		52,120,931
Total stockholder's equity		140,914,710
Total liabilities and stockholder's equity	$	847,350,987

See accompanying notes to the statement of financial condition.

1. Organization and Summary of Significant Accounting Policies

Nature of Business

Sterne, Agee & Leach, Inc. (SALI or the Company) is a wholly owned subsidiary of Sterne Agee Group, Inc. (SA Group or the Parent) and is a full service, self-clearing broker dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment banking and investment advisory businesses.

Use of Estimates

The accounting principles used in preparing the financial statement conform to U.S. generally accepted accounting principles (GAAP) and general practices followed by brokers and dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, goodwill, income taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

Accounting for Securities Transactions

Securities trading, commissions, and related expenses are recorded on a trade date basis. Securities owned, securities sold but not yet purchased, receivables/ payables with broker dealers and clearing organizations, and customers are recorded on a trade-date basis.

Advisory fees and other fees and services income are recognized in the period in which they are earned.

Securities owned and securities sold but not yet purchased are stated at fair value with unrealized gains and losses reflected in revenue.

1. Organization and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Cash on Deposit with Clearing Organizations and for Regulatory Purposes

Cash and securities on deposit with clearing organizations include cash deposits with National Securities Clearing Corporation, Inc., MBS Clearing Corporation, Inc., Depository Trust & Clearing Corporation, Inc. (DTCC), First Clearing, LLC, and Pershing, LLC. Cash on deposit for regulatory purposes includes cash deposits with Regions Bank.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings, except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral

The Company accepts and pledges collateral in connection with secured financing and other transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral. The Company monitors the risk of loss by assessing the fair value of the accepted or pledged as compared with the related receivable, payable or other collateral exchanged, and requests additional collateral where deemed appropriate.

1. Organization and Summary of Significant Accounting Policies (continued)

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture and equipment and amortization of leasehold improvements are provided on a straight-line basis over the estimated useful lives of the assets or the terms of the leases, whichever is less. Furniture is depreciated over a five-year useful life, equipment over a three-year useful life, and leasehold improvements over the lesser of the remaining lease term or the life of the respective lease.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value in accordance with Accounting Standards Codification (ASC) 805, *Business Combinations*, and ASC 350, *Goodwill and Other Intangible Assets*. For the Company, goodwill represents an unamortizable intangible asset of approximately $3 million at September 30, 2013, in accordance with ASC 350.

The Company has recorded customer lists, an identifiable intangible asset, valued net of amortization at $127,491. The Company is amortizing customer lists using the straight-line method over its estimated useful life of seven years.

Other Assets

Other assets consist primarily of employee receivables, prepaid assets, and interest and dividends receivable.

Income Taxes

The Company is included in the federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable and deferred taxes are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The asset and liability method is used for recognizing deferred tax assets and liabilities.

1. Organization and Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values of to-be-announced securities (TBAs) and exchange-traded derivatives, principally futures, are based on quoted market prices. The Company does not apply hedge accounting as defined in ASC 815, *Derivatives and Hedging Activities*, as amended, as all financial instruments are used for trading purposes and are marked to market.

Fair values of futures and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions is recorded as receivables from and payables to broker dealers and clearing organizations or customers, as applicable.

The Company does not apply hedge accounting as defined in ASC 815, Derivatives and Hedging Activities, as amended, as all financial instruments are used for trading purposes and are marked to market with changes in fair value reflected in earnings.

Prior Period Adjustment

During 2013, the Company recorded a prior period adjustment to the beginning balance of retained earnings to reflect the correction of amortization of deferred compensation related to certain promissory notes to employees in the amount of $1.04 million, net of related taxes of $691 thousand.

Subsequent Events

SALI established Sterne Agee (UK) Limited to purchase a London-based brokerage firm, Yorvik Partners LLP. This purchase was made on December 2, 2013. The entity has since been renamed Sterne Agee UK LLP. The acquisition did not have a material impact to SALI's financial position.

On October 11, 2013, the SALI Board of Directors declared a dividend to Sterne Agee Group, Inc. in the amount of $5,750,000. The payment date was October 18, 2013.

1. Organization and Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

Accounting Changes

In July 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2012-02, *Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment*. ASU No. 2012-02 allows an entity an unconditional option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative test. An entity may resume performing the qualitative assessment in any subsequent period. If an entity elects to perform a qualitative assessment, it first shall assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. ASU No. 2012-02 is effective for fiscal years beginning after September 15, 2012. The Company adopted the provisions of the ASU on October 1, 2012. The adoption of this ASU did not have a material impact on the Company's financial condition.

In October 2012, the FASB issued ASU No. 2012-04, *Technical Corrections and Improvements*. The amendments in ASU No. 2012-04 are presented in two sections – Technical Corrections and Improvements (Section A) and Conforming Amendments Related to Fair Value Measurements (Section B). The amendments categorized in Section A are source literature amendments, guidance clarification and reference corrections, and relocated guidance. The amendments categorized in Section B are intended to conform terminology and clarify certain guidance in various Topics of the Codification to fully reflect the fair value measurement and disclosure requirements of ASC Topic 820, *Fair Value Measurement*. The Company will adopt the provisions of the ASU that did not have transition guidance as of October 1, 2013, but does not expect the adoption to have a material effect on the Company's financial condition, results of operations, or cash flows. The Company will adopt the provisions of the ASU that have transition guidance as of October 1, 2014. The adoption is not expected to materially affect the Company's financial condition.

1. Organization and Summary of Significant Accounting Policies (continued)

In February 2013, the FASB issued ASU No. 2013-03, *Financial Instruments (Topic 825): Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities*. This ASU clarified that the requirement to disclose "the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3)" does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial condition, but for which fair value is disclosed. The ASU was effective upon issuance. The adoption of this ASU did not have a material impact on the Company's financial condition.

In July 2013, the FASB issued ASU No. 2013-10, *Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes*. The amendments in this ASU permit the Fed Funds Effective Swap Rate (OIS) to be used as a benchmark interest rate for hedge accounting purposes under Topic 815, in addition to the United States Department of the Treasury Rate (UST) and London Interbank Offered Rate (LIBOR). The amendments also remove the restriction on using different benchmark rates for similar hedges. ASU No. 2013-10 is effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The Company has not entered into any new or had any redesignated hedge relationships on or subsequent to July 17, 2013. The adoption is not expected to materially affect the Company's financial condition.

Accounting Changes Issued Not Currently Effective

In January 2013, the FASB issued ASU No. 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*. The update further defined that ASU No. 2011-11 applies only to derivatives, repurchase and reverse purchase agreements, and securities borrowing and lending transactions that are either offset in accordance with specific criteria contained in the FASB ASU or subject to a master netting arrangement or similar agreement. The amendments should be applied retrospectively for all comparative periods presented. This ASU is effective for periods beginning after January 1, 2013. The Company will adopt the provisions of the ASU on October 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, the adoption is not expected to materially affect the Company's financial condition.

2. Cash Segregated and Securities on Deposit for Regulatory Purposes

At September 30, 2013, cash of $2,000 was segregated in special bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

3. Receivables From and Payables to Broker Dealers and Clearing Organizations

The balances shown as receivables from and payables to broker dealers and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on the settlement date. Balances at September 30, 2013, were as follows:

Receivables:	
Securities failed to deliver	$ 25,065,619
Securities borrowed	182,859,710
Clearing organizations and other	74,520,643
	$ 282,445,972
Payables:	
Securities failed to receive	$ 14,002,958
Securities loaned	113,775,295
Clearing organizations and other	29,529,465
	$ 157,307,718

4. Receivables From and Payables to Customers

The balances shown as receivables from and payables to customers principally represent cash and margin balances arising in the normal course of business. These receivables are collateralized by customer securities held by the Company, the value of which is not reflected in the accompanying financial statements. Included in receivables from customers at September 30, 2013, are $411,060 from officers and directors of the Company.

5. Securities Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company, or (d) when it can be established that the marketplace can absorb only a limited number of shares of a security for which a ready market seemingly exists.

At September 30, 2013, these securities represented equities at estimated fair values of $537,047, and are included in securities owned, at fair value on the statement of financial condition.

6. Fair Value Disclosure

The definition of fair value focuses on exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date), not the entry price (i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). Accordingly, fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

Valuation Hierarchy

The following three-level valuation hierarchy is used for disclosure of fair value measurements and is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

6. Fair Value Disclosure (continued)

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

U.S. Government Obligations

U.S. Treasury Securities. U.S. Treasury securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities. U.S. agency securities comprise three main categories consisting of agency-issued debt, agency collateralized mortgage obligations (CMOs), and mortgage pass-throughs. Agency CMOs, callable, and noncallable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. Fair value of mortgage pass-throughs is model-driven with respect to spreads of the comparable to-be-announced security. Agency issued debt securities, agency CMOs, and mortgage pass-throughs are generally categorized in Level 2 of the fair value hierarchy.

Corporate and Other Debt

State and Municipal Securities. The fair value of state and municipal securities is estimated using recently executed transactions, market price quotations (where observable), and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads, and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that reference a comparable issuer are used. When observable price quotations are not

6. Fair Value Disclosure (continued)

available, fair value is determined based on cash flow models with yield curves, bond or single-name credit default swap spreads, and recovery rates based on collateral values as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate Equities

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy.

Other. Other securities consist primarily of foreign currency and some restricted stock. These securities are generally valued based on quoted prices from an exchange or valued using unobservable inputs. Securities that fall within the other securities category are typically valued at Level 1 or Level 3 depending upon the pricing method used.

Assets Measured at Fair Value on a Recurring Basis as of September 30, 2013

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of September 30, 2013
Assets:				
Securities owned, at fair value:				
U.S. Treasury obligations	$ 7,020,731	$ –	$ –	$ 7,020,731
U.S. agency obligations	2,345	64,789,760	1,938,434	66,730,539
State and municipal obligations	–	23,216,411	–	23,216,411
Corporate obligations	–	154,205,123	1,868,222	156,073,345
Corporate stocks	5,524,591	–	617,298	6,141,889
Other	266,580	–	–	266,580
	$ 12,814,247	$ 242,211,294	$ 4,423,954	$ 259,449,495
Liabilities:				
Securities sold, but not yet purchased, at fair value:				
U.S. Treasury obligations	$ 64,052,057	$ –	$ –	$ 64,052,057
U.S. agency obligations	676,786	–	–	676,786
Corporate obligations	–	96,452,153	–	96,452,153
Corporate stocks	4,775,627	–	8,910	4,784,537
Other	86,072	–	–	86,072
	$ 69,590,542	$ 96,452,153	$ 8,910	$ 166,051,605

6. Fair Value Disclosure (continued)

Activity in Level 3 assets measured at fair value on a recurring basis for fiscal 2013 was not significant.

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis, but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents, cash on deposit with clearing organizations and for regulatory purposes, receivables from broker dealers and clearing organizations, receivables from customers, payables from broker dealers and clearing organizations, payables from customers, and bank loans.

7. Bank Loans

The Company maintains secured lines of credit in the amount of $395,000,000 at September 30, 2013. As of September 30, 2013, $209,900,000 was used at rates ranging from 1.09% to 1.68%. They are collateralized by securities owned and borrowed with fair values at September 30, 2013 of $276,041,823 (on a settlement date basis).

The Company also maintains unsecured lines of credit in the amount of $29,600,000 at September 30, 2013, which are renewable annually at rates ranging from 2.13% to 3.43%. At September 30, 2013, the Company had no borrowings against these lines.

8. Income Taxes

Deferred tax assets and liabilities are determined under the asset and liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. In accordance with ASC 740, *Income Taxes*, at September 30, 2013, the Company has recorded the following:

Deferred tax assets:	
Compensation	$ 3,242,207
State bonus depreciation	352,743
Accounts payable	1,128,613
Total deferred tax assets	4,723,563
Deferred tax liabilities:	
Fixed assets and intangibles	(1,892,618)
Prepaid expenses	(1,290,948)
Other	(115,829)
Total deferred tax liabilities	(3,299,395)
Net deferred tax (liability) asset	$ 1,424,168

ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of September 30, 2013, the Company had no unrecognized tax benefits related to federal or state income tax matters. With few exceptions, the Company's tax returns for tax years prior to 2008 are no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities. The Company accounts for interest and penalties as a component of income tax expense.

9. Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At September 30, 2013, the Company had net capital of $73,068,812, which was approximately 25.38% of aggregate debit balances at September 30, 2013. Net capital was $67,311,411 in excess of required net capital at September 30, 2013.

10. Profit Sharing Plan and Trust

The Parent has a defined contribution profit sharing plan (the Plan) covering substantially all of the Company's employees.

11. Related-Party Transactions

Affiliates of the Company, in addition to SA Group, its parent company, include The Trust Company of Sterne, Agee, Inc. (Trust Company), Sterne Agee Financial Services, Inc. (SAFS), Sterne Agee Clearing, Inc. (SACI), Sterne Agee Asset Management, Inc. (SAAM), Sterne Agee Insurance Consulting, Inc. (SAIC), Sterne Agee Solutions, Inc. (SASI), and FBC Mortgage, LLC.

Net receivables/payables from SA Group and affiliated companies, as of September 30, 2013, are included in related-party receivables and payables in the accompanying statement of financial condition and were as follows:

	2013
Receivable from related parties	$ 892,190
Payable to related parties	716,459

12. Commitments and Contingencies

The Company leases office space and equipment under operating leases with terms in excess of one year. The future minimum rental commitments as of September 30, 2013, were as follows:

Year ending September 30:	
2014	$ 12,035,953
2015	9,813,998
2016	7,996,222
2017	5,604,407
2018	5,129,059
Thereafter	11,382,525
	$ 51,962,164

The Company, in its capacity as a broker dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's results of operations or financial position.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at September 30, 2013, and were subsequently settled had no material effect on the financial statements.

13. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward exchange contracts, exchange-traded, and over-the-counter options, delayed deliveries, mortgage-backed TBA securities, securities purchased and sold on a when-issued basis (when-issued securities), and interest rate swaps. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

13. Financial Instruments with Off-Balance Sheet Risk (continued)

Futures and forward contracts and TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have significant credit risk. The credit risk for forward contracts, TBAs, options, swaps, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces, such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2013, at the fair values of the related securities, and will incur a loss if the fair value of the securities increases subsequent to September 30, 2013.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the

13. Financial Instruments with Off-Balance Sheet Risk (continued)

risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources, such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

None of the Company's derivatives meet the criteria for designation as a fair value or cash flow hedge.

The tables below present the notional and fair value amounts of both the asset and liability derivatives at September 30, 2013:

	September 30, 2013	
	Notional Amount	Fair Value
Derivative assets not designated as hedging instruments:		
TBA securities	$ 1,500,000	$ 2,345

	September 30, 2013	
	Notional Amount	Fair Value
Derivative liabilities not designated as hedging instruments:		
TBA securities	$ 37,200,000	$ (676,786)

13. Financial Instruments with Off-Balance Sheet Risk (continued)

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

14. Proprietary Accounts of Introducing Brokers

The Company, in its capacity as a clearing broker dealer, clears transactions for certain proprietary accounts of introducing brokers (PAIB). An introducing broker may only include assets in proprietary accounts as allowable assets in its net capital computation when the introducing broker and the clearing broker have entered into a PAIB agreement. The Company, in its capacity as a clearing broker, prepares a reserve computation for the PAIB accounts of all its introducing brokers, in accordance with the customer reserve computation guidelines set forth in Rule 15c3-3. At September 30, 2013, amounts held on deposit in special reserve bank accounts for the proprietary accounts of introducing broker dealers were $1,000.

15. Collateral

In the normal course of business, the Company has margin securities, securities borrowed and securities held on behalf of correspondent brokers, on terms which permit it to repledge the securities to others. At September 30, 2013, the Company had obtained and had available securities, on a settlement date basis, with a fair value of $450,475,586 on such terms, of which $343,578,546 have either been pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales. In addition, the Company pledged trading assets on a settlement date basis of $276,041,823 which have not been reclassified or reported separately as the secured party does not have the ability to transfer the securities.

Ernst & Young LLP

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